Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Goldbelt continues exploration at Gassel Garafo (Belahouro), Mandiasso and Diosso

    TORONTO, May 23 /CNW/ - Goldbelt Resources Ltd. (TSXV: GLD) is pleased to announce results from surface grab samples at Gassel Garafo in the Belahouro tenement and Mandiasso and Diosso in the Bougouriba region, south of
Goldbelt's Hound tenements. These samples have returned encouraging gold (Au)
results, confirming surface sampling from previous work programs and providing new resource targets for Goldbelt's 2006 exploration drilling campaign.

    New Exploration Area in Belahouro: Gassel Garafo
    ------------------------------------------------

    Gassel Garafo is located approximately 25km east of the Inata Project and
3km northwest of the Fete Kole project.
    Grab rock samples have been undertaken in the vicinity of an active artisanal gold mining area where carbonate alteration with silicification and pyrite alteration is seen in volcanic sediment. Analysis of these sample results indicate economic gold grades. Of the 17 samples taken, 41% showed results above 1g/t and 53% above 0.5g/t. Significant assay results are outlined in the following table:

    <<
    -------------------------------------------------------------------------
       GASSEL GARAFO ROCK LOCATION AND RESULTS GOLD greater than 2g/t
    -------------------------------------------------------------------------
    Sample
    No.      Northing  Easting Description                             Au g/t
    -------------------------------------------------------------------------
    R120803  1590220   713640  Silicified Host rock rich in pyrite       5.94
    -------------------------------------------------------------------------
    R120805  1589775   714260  Quartz vein +boxworks from 20m pit        8.30
    -------------------------------------------------------------------------
    R120806  1589735   714290  Silicified Host rock+pyrite from 20m pit  8.24
    -------------------------------------------------------------------------
    R120807  1589650   714325  Silicified Host rock+pyrite from 20m pit  2.62
    -------------------------------------------------------------------------
    R120808  1589545   714370  Quartz vein from pit                      22.4
    -------------------------------------------------------------------------
    R120812  1589395   714225  Silicified+pyrite rock from old pit (~3m) 18.2
    -------------------------------------------------------------------------

    The samples were collected over an area approximately 15.5km(2), and taken from artisanal workings consisting mainly of pits along parallel zones striking N150 degrees E. The workings appear to follow a shear zone within a corridor between 150 to 350m wide.
    Goldbelt has started the 2006 exploration program within the Belahouro project areas. Exploration activity at Gassel Garafo and Fete Kole will consist of initial geochemical and geophysical surveys, followed by an extensive drilling program, including rotary air blast (RAB), reverse circulation (RC) and diamond core drilling program.
    For a map detailing Belahouro and the Gassel Garafo project area, please see http://www.goldbeltresources.com/May23-06.pdf.

    New Prospects Discovered: Mandiasso & Diosso
    --------------------------------------------

    The Mandiasso and Diosso tenements are located in the Bougouriba Region, south of the Hound Belt, approximately 300km south-west of Ouagadougou.
Samples were collected in a region of active artisanal mining and include rock samples excavated from mineralized zones approximately 25m below surface.
Goldbelt is particularly impressed with samples from the Mandiasso & Diosso region and it is proposed to conduct a follow up geochemical survey to establish target locations for the future drilling program.
    Mandiasso results included 82 individual samples the total average of which was 4.1g/t Au. 44% of the results were above a 2g/t cutoff, and 66% were above a 0.5g/t cutoff grade. Significant results, samples above 4g/t, are included in the table below.

    -------------------------------------------------------------------------
       MANDIASSO ROCK LOCATION, DESCRIPTION AND GOLD greater than 4g/t
    -------------------------------------------------------------------------
    Sample ID  Easting  Northing  Description                        Au (g/t)
    -------------------------------------------------------------------------
    R113595    407100   1204000   Host rock color intemet, very altered 7.00
    -------------------------------------------------------------------------
    R113598    407040   1203950   Small qz vein from pit, ~20m depth    18.3
    -------------------------------------------------------------------------
    R113600    406970   1203860   big qz + small qz vein from pit,
                                   7m depth                             11.8
    -------------------------------------------------------------------------
    R113605    407016   1203805   Host rock took from pit of a
                                   big gold washing                     14.5
    -------------------------------------------------------------------------
    R113607    407800   1204765   Big qz and qz veinlets from pit       9.70
    -------------------------------------------------------------------------
    R113611    409640   1198533   Big qz, very wide, from pit
                                   10m depth                            4.00
    -------------------------------------------------------------------------
    R113613    409760   1199100   Smoky and milky, pit 10m/15m depth    6.60
    -------------------------------------------------------------------------
    R113614    409690   1199130   Qz near a big rock brechified/dome    8.20
    -------------------------------------------------------------------------
    R113681    403715   1196620   Qz from pits                          9.80
    -------------------------------------------------------------------------
    R113683    403715   1196530   Qz from pits                          18.4
    -------------------------------------------------------------------------
    R113684    403715   1196530   Rock from pits                        6.30
    -------------------------------------------------------------------------
    R113686    403710   1196500   Rock from pits                        7.90
    -------------------------------------------------------------------------
    R113687    403705   1196430   Qz from pits                          8.00
    -------------------------------------------------------------------------
    R113693    403675   1196250   Qz from pits                          8.80
    -------------------------------------------------------------------------
    R113694    403675   1196250   Rock from pits                        9.00
    -------------------------------------------------------------------------
    R113695    403665   1196190   Qz from pits                         24.90
    -------------------------------------------------------------------------
    R113696    403665   1196190   Rock from pits                        8.10
    -------------------------------------------------------------------------
    R113697    403640   1196140   Qz from pits                          6.40
    -------------------------------------------------------------------------
    R113699    403620   1196080   Qz from pits                         10.20
    -------------------------------------------------------------------------
    R113704    406155   1204320   Qz from pits with sulfures            5.10
    -------------------------------------------------------------------------
    R113706    406700   1204675   Qz from pits                          6.50
    -------------------------------------------------------------------------
    R113708    408120   1205050   Qz from pits                         16.20
    -------------------------------------------------------------------------
    R113710    412060   1204050   Qz from pits                         18.20
    -------------------------------------------------------------------------
    R113713    405920   1197705   Qz from pit                           5.80
    -------------------------------------------------------------------------
    R114071    406180   1204300   Host fresh rock from pit. Qz veinlet
                                   pleut of sul 13m                     5.10
    -------------------------------------------------------------------------
    R114072    406170   1204290   Qz from pit 13m depht                 8.40
    -------------------------------------------------------------------------
    R114081    407100   1212420   Silicified, green alt host rock.      4.32
    -------------------------------------------------------------------------
    R114082    407100   1212420   Qz from big pit (dump)                7.40
    -------------------------------------------------------------------------

    66 individual samples were taken from Diosso with total average grades of
3.5g/t Au. The most significant results above 4g/t are included in the following table.

    -------------------------------------------------------------------------
        DIOSSO ROCK LOCATION, DESCRIPTION AND GOLD greater than 4g/t
    -------------------------------------------------------------------------
    Sample ID  Easting  Northing  Description                        Au (g/t)
    -------------------------------------------------------------------------
    R113624    401275   1189215   Host rock injected by many
                                   qz veinlets                           4.1
    -------------------------------------------------------------------------
    R113625    401275   1189215   Qz vein                               4.71
    -------------------------------------------------------------------------
    R113628    408450   1194040   Smoky big qz vein, pit ~ 17m depth    22.2
    -------------------------------------------------------------------------
    R113631    411365   1181698   Smoky and milky qz                     5.8
    -------------------------------------------------------------------------
    R113741    403600   1196000   Qtz from pits                          6.8
    -------------------------------------------------------------------------
    R113755    401260   1190230   Qtz from pits                         40.7
    -------------------------------------------------------------------------
    R113756    401260   1190230   Rock from pits                        10.4
    -------------------------------------------------------------------------
    R113760    400985   1189830   Rock from pits                         6.4
    -------------------------------------------------------------------------
    R113761    399715   1187240   Qtz from pits                          8.6
    -------------------------------------------------------------------------
    R114052    403074   1195500   Qz from pit 0.5m wide                  4.8
    -------------------------------------------------------------------------
    R114057    403970   1196585   schistosed fresh host rock +
                                   sulphides, N10                        5.3
    -------------------------------------------------------------------------
    R114058    403720   1196560   Host rock from pit 25m depth;
                                   sch. + py                            41.5
    -------------------------------------------------------------------------

    For a map showing Burkina Faso and Goldbelt's tenements in the Bougouriba and Hound regions, please see http://www.goldbeltresources.com/May23-06.pdf.
    Collin Ellison, President and CEO, is the qualified person and has reviewed the results, sampling procedures and data contained in this release.
Goldbelt Resources Ltd. is a Canadian resource company focused on exploring and developing known gold prospects in Burkina Faso.

    GOLDBELT RESOURCES LTD.

    Per: "Collin Ellison"
    Collin Ellison, President and CEO

    The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect"
and similar expressions are intended to identify forward-looking statements.
    Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms;
changes in planned work resulting from logistical, technical or other factors;
the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
    The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
    Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

                                  ADDENDUM
                                  --------

    All results above 1g/t:

    -------------------------------------------------------------------------
    Sample
    No.        Easting  Northing   Description                         Au g/t
    -------------------------------------------------------------------------
                                Gassel Garafo
    -------------------------------------------------------------------------
    R120803    713640   1590220    Silicified Host rock rich in pyrite  5.94
    -------------------------------------------------------------------------
    R120804    713935   1590360    Mafic rock+Qtz veinlets from pit     1.28
    -------------------------------------------------------------------------
    R120805    714260   1589775    Quartz vein +boxworks from 20m pit   8.30
    -------------------------------------------------------------------------
    R120806    714290   1589735    Silicified Host rock+pyrite from
                                    20m pit                             8.24
    -------------------------------------------------------------------------
    R120807    714325   1589650    Silicified Host rock+pyrite from
                                    20m pit                             2.62
    -------------------------------------------------------------------------
    R120808    714370   1589545    Quartz vein from pit                22.40
    -------------------------------------------------------------------------
    R120812    714225   1589395    Silicified+pyrite rock from old
                                    pit (~3m)                          18.20
    -------------------------------------------------------------------------
                                  Mandiasso
    -------------------------------------------------------------------------
    R113595    407100   1204000    Host rock color intemet, very
                                    altered                             7.00
    -------------------------------------------------------------------------
    R113596    407100   1204000    Big quartz with qz vein into the
                                    shear zone                          1.51
    -------------------------------------------------------------------------
    R113598    407040   1203950    Small qz vein from pit,~20m depth   18.30
    -------------------------------------------------------------------------
    R113600    406970   1203860    big qz + small qz vein from pit,
                                    7m depth                           11.80
    -------------------------------------------------------------------------
    R113601    406955   1203820    Host rock color intemet, altered
                                    injected by qz                      2.36
    -------------------------------------------------------------------------
    R113602    406955   1203820    Big qz + qz veinlets from pit
                                    ~10m depth                          2.24
    -------------------------------------------------------------------------
    R113603    406955   1203820    Big qz + qz veinlets from pit
                                    ~10m depth                          2.24
    -------------------------------------------------------------------------
    R113605    407016   1203805    Host rock took from pit of a big
                                    gold washing                       14.50
    -------------------------------------------------------------------------
    R113606    406950   1203606    Smoky and milky qz from pit of a
                                    big washing                         1.68
    -------------------------------------------------------------------------
    R113607    407800   1204765    Big qz and qz veinlets from pit      9.70
    -------------------------------------------------------------------------
    R113608    413000   1209830    Smoky qz                             1.44
    -------------------------------------------------------------------------
    R113611    409640   1198533    Big qz, very wide , from pit 10m
                                    depth                               4.00
    -------------------------------------------------------------------------
    R113613    409760   1199100    Smoky and milky,pit 10m/15m depth    6.60
    -------------------------------------------------------------------------
    R113614    409690   1199130    Qz near a big rock brechified/dome   8.20
    -------------------------------------------------------------------------
    R113681    403715   1196620    Qz from pits                         9.80
    -------------------------------------------------------------------------
    R113682    403715   1196620    Rock from pits                       1.05
    -------------------------------------------------------------------------
    R113683    403715   1196530    Qz from pits                        18.40
    -------------------------------------------------------------------------
    R113684    403715   1196530    Rock from pits                       6.30
    -------------------------------------------------------------------------
    R113685    403710   1196500    Qz from pits                         1.29
    -------------------------------------------------------------------------
    R113686    403710   1196500    Rock from pits                       7.90
    -------------------------------------------------------------------------
    R113687    403705   1196430    Qz from pits                         8.00
    -------------------------------------------------------------------------
    R113688    403705   1196430    Rock from pits                       1.66
    -------------------------------------------------------------------------
    R113690    403700   1196375    Rock from pits                       2.14
    -------------------------------------------------------------------------
    R113692    403685   1196300    Rock from pits                       1.06
    -------------------------------------------------------------------------
    R113693    403675   1196250    Qz from pits                         8.80
    -------------------------------------------------------------------------
    R113694    403675   1196250    Rock from pits                       9.00
    -------------------------------------------------------------------------
    R113695    403665   1196190    Qz from pits                        24.90
    -------------------------------------------------------------------------
    R113696    403665   1196190    Rock from pits                       8.10
    -------------------------------------------------------------------------
    R113697    403640   1196140    Qz from pits                         6.40
    -------------------------------------------------------------------------
    R113698    403640   1196140    Rock from pits                       1.82
    -------------------------------------------------------------------------
    R113699    403620   1196080    Qz from pits                        10.20
    -------------------------------------------------------------------------
    R113700    403620   1196080    Rock from pits                       1.25
    -------------------------------------------------------------------------
    R113704    406155   1204320    Qz from pits with sulfures           5.10
    -------------------------------------------------------------------------
    R113706    406700   1204675    Qz from pits                         6.50
    -------------------------------------------------------------------------
    R113708    408120   1205050    Qz from pits                        16.20
    -------------------------------------------------------------------------
    R113710    412060   1204050    Qz from pits                        18.20
    -------------------------------------------------------------------------
    R113713    405920   1197705    Qz from pit                          5.80
    -------------------------------------------------------------------------
    R114071    406180   1204300    Host fresh rock from pit.
                                    Qz veinlet pleut of sul 13m         5.10
    -------------------------------------------------------------------------
    R114072    406170   1204290    Qz from pit 13m depht                8.40
    -------------------------------------------------------------------------
    R114073    406170   1204340    Qz veinlet from pit 11m depth oxy    1.64
    -------------------------------------------------------------------------
    R114074    406175   1204310    Big Qz vein epid carrie in pit
                                    10m depth                           1.70
    -------------------------------------------------------------------------
    R114075    406170   1204250    Qz epidot from pit carrie            3.20
    -------------------------------------------------------------------------
    R114076    406165   1204235    Green host schist rock 6m depth      1.65
    -------------------------------------------------------------------------
    R114077    406211   1204190    Host silicified schistosed rock
                                    9m depth                            1.18
    -------------------------------------------------------------------------
    R114078    406210   1204165    Qz veinlet from pit 5m depth         1.05
    -------------------------------------------------------------------------
    R114080    406660   120275     White smoky qz from pit              3.50
    -------------------------------------------------------------------------
    R114081    407100   1212420    Silicified, green alt host rock.     4.32
    -------------------------------------------------------------------------
    R114082    407100   1212420    Qz from big pit (dump)               7.40
    -------------------------------------------------------------------------
                                   Diosso
    -------------------------------------------------------------------------
    R113622    401261   1189166    Host rock, shear zone injected
                                    by qz veinlets                      2.98
    -------------------------------------------------------------------------
    R113624    401275   1189215    Host rock injected by many qz
                                    veinlets                            4.10
    -------------------------------------------------------------------------
    R113625    401275   1189215    Qz vein                              4.71
    -------------------------------------------------------------------------
    R113627    408440   1194085    Brown and grey host rock altered,
                                    pit                                 1.79
    -------------------------------------------------------------------------
    R113628    408450   1194040    Smoky big qz vein, pit ~17m depth   22.20
    -------------------------------------------------------------------------
    R113631    411365   1181698    Smoky and milky qz                   5.80
    -------------------------------------------------------------------------
    R113741    403600   1196000    Qtz from pits                        6.80
    -------------------------------------------------------------------------
    R113742    403600   1196000    Rock from pits                       3.31
    -------------------------------------------------------------------------
    R113744    403575   1195940    Rock from pits                       1.03
    -------------------------------------------------------------------------
    R113745    403545   1195845    Qtz from pits                        1.95
    -------------------------------------------------------------------------
    R113746    403545   1195845    Rock from pits                       2.23
    -------------------------------------------------------------------------
    R113749    408440   1193960    Qtz from pits                        3.20
    -------------------------------------------------------------------------
    R113754    401285   1190285    Rock from pits                       1.99
    -------------------------------------------------------------------------
    R113755    401260   1190230    Qtz from pits                       40.70
    -------------------------------------------------------------------------
    R113756    401260   1190230    Rock from pits                      10.40
    -------------------------------------------------------------------------
    R113757    401100   1190020    Qtz from pits                        3.90
    -------------------------------------------------------------------------
    R113759    400985   1189830    Qtz from pits                        1.90
    -------------------------------------------------------------------------
    R113760    400985   1189830    Rock from pits                       6.40
    -------------------------------------------------------------------------
    R113761    399715   1187240    Qtz from pits                        8.60
    -------------------------------------------------------------------------
    R114046    402280   1195845    Qz vein from pit 20m depth
                                    + sulphides;N45                     1.93
    -------------------------------------------------------------------------
    R114052    403074   1195500    Qz from pit 0.5m wide                4.80
    -------------------------------------------------------------------------
    R114056    403780   1196725    Host rock from pit (20m depth)
                                    + sulphides                         3.90
    -------------------------------------------------------------------------
    R114057    403970   1196585    schistosed fresh host rock
                                    + sulphides, N10                    5.30
    -------------------------------------------------------------------------
    R114058    403720   1196560    Host rock from pit 25m depth;
                                    sch. + py                          41.50
    -------------------------------------------------------------------------
    R114061    404020   1196700    Fresh host rock, pleinty of
                                    sulphides                           1.50
    -------------------------------------------------------------------------

    >>
    %SEDAR: 00004199E          %CIK: 0001013785

    /For further information: please visit the Company's website at
www.goldbeltresources.com or contact Laura Sandilands, Investor Relations, or
Collin Ellison, President and CEO, at (416) 364-0557, or by email to
lsandilands(at)goldbeltresources.com./
    (GLD. GLDDF)

CO:  Goldbelt Resources Ltd.

CNW 17:04e 23-MAY-06